Filed Pursuant to Rule 433
Registration Statement No. 333-145223
May 12, 2008
PRICING TERM SHEET
(to Preliminary Prospectus Supplement dated May 12, 2008)

Issuer:	CenterPoint Energy Resources Corp.

Security:	6.00% Senior Notes due 2018

Legal Format:	SEC Registered

Size:	$300,000,000

Trade Date:	May 12, 2008

Expected Settlement Date:	May 15, 2008

Maturity Date:	May 15, 2018

Coupon:	6.00%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2008

Price to Public:	99.171%

Benchmark Treasury:	3.875% due May 15, 2018

Benchmark Treasury Yield:	3.762%

Spread to Benchmark Treasury:	+ 235 basis points

Re-offer Yield:	6.112%

Make-whole call:	At any time at a discount rate of Treasury plus 35 basis points

CUSIP:	15189Y AE6

Anticipated Ratings:	Moody’s	Baa3
	S&P	BBB
	Fitch	BBB

Joint Book-Running Managers:	Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.

Co-Managers:	HSBC Securities (USA) Inc.
Lazard Capital Markets LLC
RBC Capital Markets Corporation
SunTrust Robinson Humphrey, Inc.
Wachovia Capital Markets, LLC
Wells Fargo Securities, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 888-227-2275, ext. 2663, Credit Suisse Securities (USA) LLC toll free at 800-221-1037 or Lehman Brothers Inc. toll free at 888-603-5847.